UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
BELDEN CDT INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
4.00% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023
(Title of Class of Securities)
126924 AA 7
126924 AB 5
(CUSIP Numbers of Class of Securities)

Kevin L. Bloomfield, Esq.
Vice President, Secretary and General Counsel
Belden CDT Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Andrew E. Nagel, Esq.
Christian O. Nagler, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$110,000,000	$3,377.00

(1)	For the purpose of calculating the filing fee only, this amount assumes the exchange of the entire outstanding principal amount of 4.00% Convertible Subordinated Debentures due 2023 of Belden CDT Inc. for newly issued 4.00% Convertible Subordinated Debentures due 2023. The transaction valuation is based on the book value as of March 1, 2007 of the outstanding debentures.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,377.00	Filing Party: Belden CDT Inc.
Form or Registration No.: Schedule TO (File No. 005-42911)	Date Filed: March 5, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1. through 10.

Item 12.

SIGNATURE

INDEX TO EXHIBITS

EX-99.A.1.III: OFFERING CIRCULAR SUPPLEMENT

 i

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Belden CDT Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on March 5, 2007, as amended and supplemented by Amendment No. 1 to Schedule TO filed by the Company with the Commission on April 3, 2007. This Amendment relates to the offer by the Company to exchange (the “Exchange Offer”) $1,000 principal amount of its new 4.00% Convertible Subordinated Debentures due 2023 (the “New Debentures”) and a cash exchange fee of $6.25 for each $1,000 principal amount of its currently outstanding 4.00% Convertible Subordinated Debentures due 2023 (the “Old Debentures”) validly tendered and accepted. This Amendment amends and supplements the Schedule TO, as amended and supplemented, as set forth below.
     The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Company’s offering circular dated March 5, 2007 (as may be amended or supplemented from time to time, the “Offering Circular”) and the related letter of transmittal (the “Letter of Transmittal”), which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offering Circular and the related Letter of Transmittal are incorporated herein by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
     The Letter of Transmittal is hereby amended and supplemented as follows:
1. The first complete sentence on the cover page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 19, 2007”

2. The first paragraph of the Letter of Transmittal is hereby amended to increase the cash exchange fee to be received by holders who tender their old debentures from $2.50 to $6.25 for each $1,000 principal amount of old debentures validly tendered and accepted.

3. The second sentence of the third paragraph of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“I understand that the Exchange Offer must be accepted on or prior to 5:00 p.m., New York City time, on April 19, 2007.”
Items 1 through 10.
     Item 1. Summary Term Sheet, Item 4. Terms of the Transaction, Item 5. Past Contracts, Transactions, Negotiations and Agreements, Item 6. Purposes of the Transaction and Plans or Proposals, Item 7. Source and Amount of Funds or Other Consideration and Item 10. Financial

Statements, each of which incorporates by reference certain information in the Offering Circular, are hereby amended as follows:
4. The first complete sentence on the cover page of the Offering Circular is hereby amended and restated in its entirety as follows:

“The exchange offer will expire at 5:00 p.m., New York City time, on April 19, 2007 unless further extended or earlier terminated by us.”

5. The second sentence of the first paragraph on the cover page of the Offering Circular is hereby amended and restated in its entirety as follows:

“ In addition, we will pay a cash exchange fee of $6.25 per $1,000 principal amount of old debentures validly tendered, not withdrawn and accepted for new debentures.”

6. The first sentence of the first bullet point appearing on the cover page of the Offering Circular is hereby amended and restated in its entirety as follows:

“The new debentures will include a net share settlement feature that will require us upon conversion to pay cash up to the principal amount of the new debentures and to pay any conversion consideration in excess of the principal amount in shares of our common stock based on an initial conversion rate of 55.9942 shares per $1,000 principal amount of new debentures (which represents an initial conversion price of $17.859 per share), under the circumstances and subject to the adjustments described in this offering circular.”

7. The first sentence of the third paragraph on the cover page of the Offering Circular is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the conditions set forth in this offering circular, we will accept and exchange the new debentures for all old debentures that are validly tendered and not withdrawn by you at any time prior to 5:00 p.m., New York City time, on April 19, 2007, which date we refer to as the expiration date.”

8. The bullet points appearing at the end of the second paragraph in the section “Where You Can Find More Information” on page iii of the Offering Circular are hereby amended and restated in their entirety as follows:
•	“our annual report on Form 10-K for the year ended December 31, 2006; and

•	our current reports on Form 8-K filed with the SEC on January 30, 2007, February 2, 2007, February 8, 2007 (with respect to the earliest event reported occurring on February 2, 2007), February 9, 2007, February 22, 2007, March 19, 2007 and April 2, 2007.”

9. The first two sentences of the fourth paragraph in the section “Where You Can Find More Information” on page iii of the Offering Circular are hereby deleted in their entirety, and the following paragraph is added after the fifth paragraph in such section:

“Notwithstanding the foregoing, the Schedule TO to which this offering circular relates does not permit forward incorporation by reference. Accordingly, if a material change occurs in the information set forth in this offering circular, we will update such information and promptly provide you with notice of such change by press release or in another manner reasonably designed to inform you of the change.”

10. The section “Summary—Concurrent Offering” on page 1 of the Offering Circular is hereby deleted in its entirety and replaced with the following:

“Recent Developments
     On March 16, 2007, we completed the private placement of $350 million aggregate principal amount of our 7% Senior Subordinated Notes due 2017 (the “Notes”). The Notes are guaranteed by certain of our subsidiaries and rank senior to the old debentures and the new debentures. The Notes are subject to an indenture that contains restrictive covenants including restrictions on our ability to incur additional debt; prepay subordinated indebtedness; pay dividends or make other distributions on our capital stock; sell all, or substantially all, of our assets; and create liens on assets to secure debt. The indenture governing the Notes permits the payment of cash upon conversion of the new debentures equal in most cases to the principal amount of any new debenture being converted.
     At the end of March, we completed the previously announced acquisition of LTK Wiring Company Limited and certain of its affiliates, a Hong Kong-based cable manufacturer, for a cash purchase price of approximately $195 million. In addition, at the end of March, we completed the acquisition of Hirschmann Automation and Control GmbH and certain affiliates, a Germany-based supplier of electronics equipment, components and related products, for a cash purchase price of approximately $260 million. On March 28, 2007, we announced entry into a definitive agreement to acquire Lumberg Automation Components GmbH and related entities, a Germany-based supplier of industrial connectivity products for factory automation machinery. We expect the acquisition of Lumberg Automation to close in the second quarter of 2007.”
11. The first sentence to the right of the caption “Terms of the exchange offer and exchange fee” in the section “Summary—The Exchange Offer” on page 3 of the Offering Circular is hereby amended and restated in its entirety as follows:

“We are offering to exchange $1,000 principal amount of new debentures and a cash exchange fee of $6.25 per $1,000 principal amount of new debentures for each $1,000 principal amount of old debentures accepted for exchange.”

12. The first sentence to the right of the caption “Expiration date; extension” in the section “Summary—The Exchange Offer” on page 3 of the Offering Circular is hereby amended and restated in its entirety as follows:

“The exchange offer will expire at 5:00 p.m., New York City time, on April 19, 2007, unless further extended or earlier terminated by us.”

13. The sentence to the right of the caption “Fees and expenses” in the section “Summary—The Exchange Offer” on page 5 of the Offering Circular is hereby amended and restated in its entirety as follows:

“We estimate that the total fees and expenses of the exchange offer will be approximately $1.26 million.”

14. The third paragraph under the column “New debentures” to the far right of the caption “Settlement upon conversion” in the section “Summary—Material Differences Between the Old Debentures and the New Debentures” on page 6 of the Offering Circular is hereby amended and restated in its entirety as follows:

The “daily settlement amount” for a given trading day in the relevant cash settlement averaging period consists of:

•	cash equal to the lesser of $50 and the “daily conversion value” (we refer to this cash amount as the “daily principal return”); and

•	to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount.”

15. The third paragraph under and to the right of the caption “Net share settlement upon conversion” in the section “Summary—New Debentures” on page 9 of the Offering Circular is hereby amended and restated in its entirety as it appears in number 14 above.

16. The second sentence of the first paragraph under the caption “You may not receive any common stock upon conversion, which may mean that you will not receive the benefit of any appreciation in the price of our common stock after the date of conversion” in the section “Risk Factors—Risks Related to the New Debentures” on page 13 of the Offering Circular is hereby amended and restated in its entirety as follows:

“Upon conversion, you will receive a cash equivalent or, if applicable, a combination of cash and shares of our common stock, determined as set forth in this offering circular.”

17. The first sentence of the first paragraph in the section “The Exchange Offer—Terms of the Exchange Offer and Exchange Fee” on page 22 of the Offering Circular is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the conditions set forth in this offering circular, we are offering to exchange $1,000 principal amount of new debentures and a cash exchange fee of $6.25 per $1,000 principal amount of new debentures for each $1,000 principal amount of old debentures accepted for exchange.”

18. The first paragraph in the section “The Exchange Offer—Conditions to the Exchange Offer” on page 22 of the Offering Circular is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange any old debentures tendered, and we may terminate or amend the exchange offer, if any of the following conditions is not satisfied, or has not been waived by us in our sole reasonable discretion, prior to the expiration date:”

19. The second paragraph in the section “The Exchange Offer—Conditions to the Exchange Offer” on page 23 of the Offering Circular is hereby amended and restated in its entirety as follows:

“All of the foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole reasonable discretion, provided that we will not waive any condition with respect to an individual holder of old debentures unless we waive that condition for all such holders. Any reasonable determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.”

20. The first paragraph in the section “The Exchange Offer—Expiration Date; Extensions; Amendments” on page 23 of the Offering Circular is hereby amended and restated in its entirety as follows:

“For purposes of the exchange offer, the term “expiration date” shall mean 5:00 p.m., New York City time, on April 19, 2007, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.”

21. The first paragraph in the section “The Exchange Offer—Miscellaneous” on page 26 of the Offering Circular is hereby amended and restated in its entirety as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of old debentures in connection with the exchange offer will be determined by us, in our sole reasonable discretion, and our reasonable determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any old debentures in the exchange offer, and the reasonable interpretation by us of the terms and conditions of the exchange offer will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of old debentures unless we waive that condition for all such holders.”

22. The second sentence of the third paragraph in the section “Description of the New Debentures—Conversion Rights—Conversion Upon Specified Corporate Transactions” on page 30 of the Offering Circular is hereby amended and restated in its entirety as follows:

“However, at and after the effective time of the transaction, the principal return payable upon conversion of the new debentures will continue to be payable in cash (instead of reference property), the daily conversion value and the daily share amount will be calculated based on the fair value of the reference property and the daily share amount will be payable in reference property.”

23. The section “Description of the New Debentures—Conversion Rights—Net Share Settlement Upon Conversion” on pages 30-32 of the Offering Circular is hereby amended and restated in its entirety as follows:

“Holders that surrender their new debentures for conversion will receive, in exchange for those new debentures, cash or, if applicable, a combination of cash and shares of our common stock, as follows. Upon conversion, holders will receive, per $1,000 principal amount of new debentures being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 20 trading days during the “cash settlement averaging period” (as described below).

The “cash settlement averaging period” with respect to any new debenture means the 20 consecutive trading-day period that begins on, and includes, the second trading day after the day the new debentures are tendered for conversion.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of:
•	cash equal to the lesser of $50 and the “daily conversion value” (as described below), which amount of cash we refer to as the “daily principal return”; and

•	to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount” (as described below) for such trading day; provided, however, that we will pay cash in lieu of fractional shares based on the closing sale price per share of our common stock on the last day of the cash settlement averaging period.
The “daily share amount” on a given trading day in the relevant cash settlement averaging period means:
•	the excess of the daily conversion value over $50, divided by;

•	the VWAP price of our common stock on that trading day.

The “daily conversion value” on a given trading day in the relevant cash settlement averaging period means one-twentieth of the product of:
•	the conversion rate of the new debentures in effect on that trading day; and

•	the VWAP price of our common stock on that trading day.
We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.”

“Trading day” generally means any day during which:
•	trading in our common stock generally occurs on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading; and

•	there is no “market disruption event” (as described below).
“Market disruption event” means (i) a failure by the primary United States national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock for an aggregate of at least 30 minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

The “VWAP price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page BDC <Equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the VWAP price means the volume weighted average price per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

We may be unable to pay the cash portion of the conversion value upon conversion of any new debentures by holders. Our ability to settle our conversion obligation with respect to the new debentures in cash may be limited by law or by our debt agreements in existence at the time of such conversion. Accordingly, we may not have the financial resources, or may not be able to arrange financing, to pay any portion of the conversion value in cash. See “Risk Factors—Risks Related to the New Debentures—We may not have the funds necessary to finance the repurchase or conversion of the new debentures or may otherwise be restricted from making such repurchase or conversion if required by holders pursuant to the indenture.”

24.    The table in the section “Description of the New Debentures—Conversion Rights—Adjustment to the Conversion Rate Upon Fundamental Changes” on page 34 of the Offering Circular is hereby amended and restated in its entirety as follows:

	Stock Price
Effective Date	$13.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00
March 2, 2007	20.93	17.31	7.55	3.77	2.19	1.71	1.50	1.33	1.20	1.09	1.00	0.92
July 15, 2007	20.93	15.67	6.04	2.64	1.38	1.14	1.00	0.89	0.80	0.73	0.66	0.62
July 21, 2008	20.93	10.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
25.    The first sentence of the first bullet point appearing in the section “Description of the New Debentures—Conversion Rights—Settlement of Conversions Upon Fundamental Changes” on page 34 of the Offering Circular is hereby amended to change the requirement for delivery of the amount of consideration due from the third trading day to the first trading day immediately following the last day of the applicable cash settlement period.
26.    Clause (ii) of the second bullet point appearing in the section “Description of the New Debentures—Conversion Rights—Settlement of Conversions Upon Fundamental Changes” on page 35 of the Offering Circular is hereby amended to change the third trading day to the first trading day immediately following the last trading day of the applicable cash settlement period.
27.    The second paragraph in the section “Description of the New Debentures—Conversion Rights—Settlement of Conversions Upon Fundamental Changes” on page 35 of the Offering Circular is hereby amended and restated in its entirety as follows:
“Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the fundamental change, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the consideration due in respect of such excess may not consist of shares of our common stock as a result of the provisions described above under the caption “Conversion Upon Specified Corporate Transactions.” Accordingly, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the consideration due in respect of such excess may be paid in reference property.”
28.    The second sentence of the second paragraph in the section “Description of the New Debentures—Conversion Rights—Conversion Upon Public Acquirer Fundamental Changes” on page 35 of the Offering Circular is hereby amended and restated in its entirety as follows:
“Also, the principal return payable upon conversion of the new debentures after we give effect to the election will continue to be payable in cash, but the daily share amount, if any, will be payable in shares of public acquirer common stock (instead of our common stock), and the daily conversion value will be calculated based on the VWAP price per share of the public acquirer common stock (instead of our common stock).”

29.    Item 5(a) of the Schedule TO is hereby amended and supplemented by the addition of the following after the paragraph entitled “Agreements Relating to the Old Debentures”:
“Agreements Relating to the 7% Senior Subordinated Notes due 2017
As described under Item 1.01 of our Current Report on Form 8-K filed on March 19, 2007, which is incorporated herein by reference, the Company entered into the following agreements relating to the 7% Senior Subordinated Notes due 2017 (each of which is filed as an exhibit hereto): (a) Indenture, dated as of March 16, 2007, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee; (b) Registration Rights Agreement, dated as of March 16, 2007, among the Company, the guarantors named therein and the initial purchasers named therein; and (c) Purchase Agreement, dated March 13, 2007, among the Company, the guarantors named therein and the initial purchasers named therein.”
30.    Item 7(a) of the Schedule TO is hereby amended and restated in its entirety as follows:
“(a) Source of Funds. The consideration for each $1,000 principal amount of Old Debentures to be purchased by the Company is the issuance of $1,000 principal amount of New Debentures and a cash exchange fee of $6.25 for each $1,000 principal amount of Old Debentures. The total consideration required to purchase all of the outstanding Old Debentures is New Debentures in the principal amount of $110,000,000 plus an aggregate cash exchange fee of $687,500. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company’s working capital.”
31.    Item 10(a) of the Schedule TO is hereby amended and supplemented by the addition of the following clause after current clause (1):
“(2) The information in the Offering Circular under the heading “Summary— Summary Historical Consolidated Financial Data.”
          The section “Summary” of the Offering Circular is hereby amended and supplemented by the addition of the following text at the end of such section:
“Summary Historical Consolidated Financial Data
     The following table summarizes certain of our historical consolidated financial data for the periods indicated. The balance sheet data as of December 31, 2006 and 2005 and the statement of operations data for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. You should read the summary historical consolidated financial data set forth below in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2006 and the consolidated financial statements, related notes and “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” included therein. Our historical consolidated financial information may not be indicative of our future performance.
     In 2004, Belden Inc. merged with and became a wholly owned subsidiary of Cable Design Technologies Corporation (“CDT”), and CDT (as the surviving parent) changed its name to Belden CDT Inc. The merger was treated as a reverse acquisition under the purchase method of accounting. For financial reporting purposes, the results of operations of CDT are included in our operating results from July 16, 2004.

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$1,495,811	$1,245,669	$864,725
Cost of sales	(1,162,498)	(968,296)	(674,757)

Gross profit	333,313	277,373	189,968
Selling, general and administrative expenses	(203,756)	(203,825)	(147,663)
Asset impairment	(11,079)	(8,010)	(8,871)
Minimum requirements contract income	—	3,000	3,000

Operating income	118,478	68,538	36,434
Interest expense	(13,096)	(15,036)	(14,709)
Interest income	7,081	4,737	1,511
Other income (expense)	(187)	(699)	1,361

Income from continuing operations before taxes	112,276	57,540	24,597
Income tax expense	(40,713)	(23,972)	(13,897)

Income from continuing operations	71,563	33,568	10,700
Gain (loss) from discontinued operations, net of tax	(1,330)	(1,173)	4,236
Gain (loss) on disposal of discontinued operations, net of tax	(4,298)	15,163	253

Net income	$65,935	$47,558	$15,189

Weighted average number of common shares and equivalents:
Basic	43,319	45,655	35,404
Diluted	50,276	52,122	38,724

Basic income (loss) per share:
Continuing operations	$1.65	$0.74	$0.30
Discontinued operations	(0.03)	(0.03)	$0.12
Disposal of discontinued operations	(0.10)	0.33	0.01

Net income per basic share	$1.52	$1.04	$0.43

Diluted income (loss) per share:
Continuing operations	$1.48	$0.69	$0.31
Discontinued operations	(0.03)	(0.02)	0.11
Disposal of discontinued operations	(0.08)	0.29	0.01

Net income per diluted share	$1.37	$0.96	$0.43

	As of	As of
	December 31,	December 31,
	2006	2005
	(In thousands)
Consolidated Balance Sheet Data:
Current assets	$719,436	$667,994
Non-current assets	636,532	638,741
Current liabilities	262,008	289,078
Non-current liabilities	250,059	296,235
Minority interest	—	7,914
Total stockholders’ equity	843,901	713,508
Book value per share (1)	$19.11

(1)	Book value per share of common stock was determined based on total stockholders’ equity divided by common stock outstanding as of December 31, 2006.”
          The section “Summary Historical Consolidated Financial Data” is being disseminated to security holders as part of an Offering Circular Supplement on the date hereof. A copy of the Offering Circular Supplement is filed as Exhibit (a)(1)(iii) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)*	Offering Circular, dated March 5, 2007.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Offering Circular Supplement, dated April 4, 2007.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, issued March 5, 2007.

(a)(6)*	Press Release, issued April 3, 2007.

(b)	None.

(d)(i)	Indenture, dated as of July 8, 2003, between the Company and U.S. Bank National Association, as trustee, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.3 to the Annual Report of Cable Design Technologies Corporation (“CDT”) on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(ii)	Registration Rights Agreement, dated July 8, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.4 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iii)	Purchase Agreement, dated July 1, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.5 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iv)	Rights Agreement dated as of December 11, 1996, between the Company and Equiserve Trust Company, N.A., successor to The First National Bank of Boston, as rights agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C (incorporated by reference to Exhibit 1.1 to CDT’s Registration Statement on Form 8-A, File Number 000-22724, filed on December 11, 1996).

(d)(v)	Amendment to Rights Agreement, dated as of November 15, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(vi)	Amendment No. 2 to Rights Agreement, dated as of December 8, 2006 (incorporated by reference to Exhibit 4.2(a) to the Company’s Registration Statement on Form 8-A/A, File Number 001-12561, filed on December 8, 2006).

(d)(vii)	Retention Award Letter Agreement, dated June 28, 2004, between Belden Inc. (assumed by the Company) and each of Kevin L. Bloomfield, D. Larrie Rose, Stephen H. Johnson and Cathy O. Staples (incorporated by reference to Exhibits 10.3, 10.4, 10.6 and 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(viii)	Retention Award Letter Agreement, dated July 8, 2004, between the Company and each of Robert Canny and Peter Sheehan (incorporated by reference to Exhibits 10.8 and 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(ix)	Executive Employment Agreement, dated September 26, 2005, between the Company and John Stroup (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(d)(x)	Executive Employment Agreement, dated as of August 24, 2006, between the Company and Gray Benoist (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006, filed on November 3, 2006).

(d)(xi)	Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement of Belden Inc. (“Belden”) on Form S-8, File Number 333-51088, filed on December 1, 2000).

(d)(xii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xiii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xiv)	Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Belden’s Registration Statement on Form S-8, File Number 333-107241, filed on July 22, 2003).

(d)(xv)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xvi)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xvii)	Belden Inc. Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xviii)	Belden Inc. 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xix)	Cable Design Technologies Corporation Long-Term Performance Incentive Plan (adopted September 23, 1993) (incorporated by reference to Exhibit 10.18 to CDT’s Registration Statement on Form S-1, File Number 33-69992, filed on November 1, 1993).

(d)(xx)	Cable Design Technologies Corporation Supplemental Long-Term Performance Incentive Plan (adopted December 12, 1995) (incorporated by reference to Exhibit A to CDT’s Proxy Statement filed on January 17, 1996).

(d)(xxi)	Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (adopted April 19, 1999 and amended June 11, 1999) (incorporated by reference to Exhibit 10.16 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxii)	Amendment No. 2, dated July 13, 2000, to Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000, filed on October 27, 2000).

(d)(xxiii)	Form of June 11, 1999 Stock Option Grant under the 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.18 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxiv)	Form of April 23, 1999 Stock Option Grant (incorporated by reference to Exhibit 10.19 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxv)	Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (adopted December 6, 2000) (incorporated by reference to Exhibit 99.1 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxvi)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.5 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, filed on March 13, 2002).

(d)(xxvii)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006).

(d)(xxviii)	Amendments to Cable Design Technologies Corporation Long Term Performance Incentive Plan (1993), Supplemental Long-Term Performance Incentive Plan (1995), 1999 Long-Term Performance Incentive Plan and 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxix)	Form of Director Nonqualified Stock Option Grant under Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 99.2 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxx)	Form of Restricted Stock Grant, dated October 16, 2002, under the 2001 and Supplemental Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, filed on December 16, 2002).

(d)(xxxi)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lance C. Balk, Glenn Kalnasy, and Michael F.O. Harris in the amount of 2,000 shares each (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxxii)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lorne D. Bain, Lance C. Balk, Christopher I. Byrnes, Michael F.O. Harris, Glenn Kalnasy, John M. Monter and Bernard G. Rethore in the amount of 2,500 shares each (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on May 19, 2005).

(d)(xxxiii)	Form of Stock Option Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan and the Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 10, 2005).

(d)(xxxiv)	Form of February 22, 2006 Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxv)	Form of February 22, 2006 Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvi)	Form of February 22, 2006 Restricted Stock Unit Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvii)	Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxviii)	Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxix)	Indenture, dated as of March 16, 2007, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(d)(xl)	Registration Rights Agreement, dated as of March 16, 2007, among the Company, the guarantors named therein and the initial purchasers named therein, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(d)(xli)	Purchase Agreement, dated March 13, 2007, among the Company, the guarantors named therein and the initial purchasers named therein, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Belden CDT Inc.
Dated: April 4, 2007	By:	/s/ Stephen H. Johnson
Name: Stephen H. Johnson
Title: Treasurer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Circular, dated March 5, 2007.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Offering Circular Supplement, dated April 4, 2007.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, issued March 5, 2007.

(a)(6)*	Press Release, issued April 3, 2007.

(b)	None.

(d)(i)	Indenture, dated as of July 8, 2003, between the Company and U.S. Bank National Association, as trustee, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.3 to the Annual Report of Cable Design Technologies Corporation (“CDT”) on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(ii)	Registration Rights Agreement, dated July 8, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.4 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iii)	Purchase Agreement, dated July 1, 2003, between the Company and Credit Suisse First Boston LLC, relating to 4.00% Convertible Subordinated Debentures due 2023 (incorporated by reference to Exhibit 4.5 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, filed on October 29, 2003).

(d)(iv)	Rights Agreement dated as of December 11, 1996, between the Company and Equiserve Trust Company, N.A., successor to The First National Bank of Boston, as rights agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C (incorporated by reference to Exhibit 1.1 to CDT’s Registration Statement on Form 8-A, File Number 000-22724, filed on December 11, 1996).

(d)(v)	Amendment to Rights Agreement, dated as of November 15, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(vi)	Amendment No. 2 to Rights Agreement, dated as of December 8, 2006 (incorporated by reference to Exhibit 4.2(a) to the Company’s Registration Statement on Form 8-A/A, File Number 001-12561, filed on December 8, 2006).

(d)(vii)	Retention Award Letter Agreement, dated June 28, 2004, between Belden Inc. (assumed by the Company) and each of Kevin L. Bloomfield, D. Larrie Rose, Stephen H. Johnson and Cathy O. Staples (incorporated by reference to Exhibits 10.3, 10.4, 10.6 and 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(viii)	Retention Award Letter Agreement, dated July 8, 2004, between the Company and each of Robert Canny and Peter Sheehan (incorporated by reference to Exhibits 10.8 and 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(ix)	Executive Employment Agreement, dated September 26, 2005, between the Company and John Stroup (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(d)(x)	Executive Employment Agreement, dated as of August 24, 2006, between the Company and Gray Benoist (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006, filed on November 3, 2006).

(d)(xi)	Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement of Belden Inc. (“Belden”) on Form S-8, File Number 333-51088, filed on December 1, 2000).

(d)(xii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xiii)	Amendment to Belden Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xiv)	Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Belden’s Registration Statement on Form S-8, File Number 333-107241, filed on July 22, 2003).

(d)(xv)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Belden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 4, 2004).

(d)(xvi)	Amendment to Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8, File Number 333-117906, filed on August 3, 2004).

(d)(xvii)	Belden Inc. Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xviii)	Belden Inc. 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007).

(d)(xix)	Cable Design Technologies Corporation Long-Term Performance Incentive Plan (adopted September 23, 1993) (incorporated by reference to Exhibit 10.18 to CDT’s Registration Statement on Form S-1, File Number 33-69992, filed on November 1, 1993).

(d)(xx)	Cable Design Technologies Corporation Supplemental Long-Term Performance Incentive Plan (adopted December 12, 1995) (incorporated by reference to Exhibit A to CDT’s Proxy Statement filed on January 17, 1996).

(d)(xxi)	Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (adopted April 19, 1999 and amended June 11, 1999) (incorporated by reference to Exhibit 10.16 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxii)	Amendment No. 2, dated July 13, 2000, to Cable Design Technologies Corporation 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000, filed on October 27, 2000).

(d)(xxiii)	Form of June 11, 1999 Stock Option Grant under the 1999 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.18 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxiv)	Form of April 23, 1999 Stock Option Grant (incorporated by reference to Exhibit 10.19 to CDT’s Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed on October 27, 1999).

(d)(xxv)	Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (adopted December 6, 2000) (incorporated by reference to Exhibit 99.1 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxvi)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.5 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, filed on March 13, 2002).

(d)(xxvii)	Amendment to Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006).

(d)(xxviii)	Amendments to Cable Design Technologies Corporation Long Term Performance Incentive Plan (1993), Supplemental Long-Term Performance Incentive Plan (1995), 1999 Long-Term Performance Incentive Plan and 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxix)	Form of Director Nonqualified Stock Option Grant under Cable Design Technologies Corporation 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 99.2 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, filed on March 15, 2001).

(d)(xxx)	Form of Restricted Stock Grant, dated October 16, 2002, under the 2001 and Supplemental Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to CDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, filed on December 16, 2002).

(d)(xxxi)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lance C. Balk, Glenn Kalnasy, and Michael F.O. Harris in the amount of 2,000 shares each (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004).

(d)(xxxii)	Form of Restricted Stock Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan to each of Bryan C. Cressey, Lorne D. Bain, Lance C. Balk, Christopher I. Byrnes, Michael F.O. Harris, Glenn Kalnasy, John M. Monter and Bernard G. Rethore in the amount of 2,500 shares each (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed on May 19, 2005).

(d)(xxxiii)	Form of Stock Option Grant under the 2001 Cable Design Technologies Corporation Long-Term Performance Incentive Plan and the Belden Inc. 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 10, 2005).

(d)(xxxiv)	Form of February 22, 2006 Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxv)	Form of February 22, 2006 Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvi)	Form of February 22, 2006 Restricted Stock Unit Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxvii)	Stock Appreciation Right Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxviii)	Performance Share Award Agreement under the Company’s 2001 Long-Term Performance Incentive Plan between the Company and John Stroup (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed on May 5, 2006).

(d)(xxxix)	Indenture, dated as of March 16, 2007, among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(d)(xl)	Registration Rights Agreement, dated as of March 16, 2007, among the Company, the guarantors named therein and the initial purchasers named therein, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(d)(xli)	Purchase Agreement, dated March 13, 2007, among the Company, the guarantors named therein and the initial purchasers named therein, relating to the 7% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 19, 2007).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.